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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO

Tender Offer Statement
under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

NORTHSTAR REALTY FINANCE LIMITED PARTNERSHIP
(Name of Subject Company (Issuer))

NORTHSTAR REALTY FINANCE CORP.
(Name of Filing Person (Offeror))

7.50% Exchangeable Senior Notes Due 2031
(Title of Class of Securities)

66705PAA1
(CUSIP Number of Class of Securities)

Ronald J. Lieberman, Esq.
NorthStar Realty Finance Corp.
399 Park Avenue, 18th Floor
New York, New York 10022
(212) 547-2600
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)

With copies to:
Robert W. Downes Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000	Daniel M. LeBey David S. Freed Hunton & Williams LLP 200 Park Avenue New York, New York 10166 (212) 309-1000

CALCULATION OF FILING FEE

Transaction valuation(*)	Amount of Filing Fee(**)

$432,371,250	$55,690

*
Calculated solely for the purpose of determining the filing fee. Pursuant to Rule 0-11(b)(2) and Rule 0-11(a)(4) of the Securities Exchange Act of 1934, as amended, the filing fee is calculated based on the product of (i) $2,506.50, which was the average of the bid and asked price of a 7.50% Exchangeable Senior Notes due 2031 on February 21, 2014, and (ii) the quotient of (x) $172,500,000, the aggregate principal amount at maturity of the 7.50% Exchangeable Senior Notes due 2031 which are sought for exchange, and (y) $1,000.

**
The amount of the filing fee calculated in accordance with Rule 0-11(a)(2) of the Securities Exchange Act of 1934, as amended, by multiplying .0001288 by the aggregate transaction value.
☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$55,690	Filing Party:	NorthStar Realty Finance Corp.
Form or Registration No.:	Form S-4 (333-194245)	Date Filed:	February 28, 2014
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

        This Tender Offer Statement on Schedule TO ("Tender Offer Statement") relates to an offer (the "Exchange Offer") by NorthStar Realty Finance Corp. (the "Company"), to exchange 3.00% Senior Notes due 2014 (the "New Notes"), for any and all of NorthStar Realty Finance Limited Partnership's (the "Operating Partnership") outstanding 7.50% Exchangeable Senior Notes Due 2031 (the "Old Notes") (CUSIP No. 66705PAA1), upon the terms and subject to the conditions contained in the Prospectus, dated February 28, 2014 (the "Offer to Exchange"), which forms part of the Company's Registration Statement on Form S-4 (File No. 333-194245) originally filed with the Securities and Exchange Commission on February 28, 2014 (as amended, the "Registration Statement"), and the related letter of transmittal, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

        This tender offer statement on Schedule TO is being filed in satisfaction of the requirements on Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

Item 1.    Summary Term Sheet.

        The information under the heading "Summary" in the Registration Statement is incorporated herein by reference.

Item 2.    Subject Company Information.

(a)   Name and Address.

        The name of the issuer of the Old Notes is NorthStar Realty Finance Limited Partnership. Its principal executive offices are located at 399 Park Avenue, 18th Floor, New York, New York 10022 and the telephone number of its principal executive offices is (212) 547-2600.

        The name and issuer of the New Notes is NorthStar Realty Finance Corp. Its principal executive offices are located at 399 Park Avenue, 18th Floor, New York, New York 10022 and the telephone number of its principal executive offices is (212) 547-2600.

(b)   Securities.

        The subject class of securities to be exchanged in the Exchange Offer is the Operating Partnership's 7.50% Exchangeable Senior Notes due 2031. As of February 28, 2014, $172.5 million aggregate principal amount of the Old Notes was outstanding. The Old Notes are exchangeable for New Notes issued by the Company.

(c)   Trading Market and Price.

        There is no established reporting system or trading market for trading in the Old Notes.

Item 3.    Identity and Background of Filing Person.

(a) - (c)  Name and Address; Business and Background of Entities; Business and Background of Natural Persons.

        The Company is the filing person and the parent company of the subject company. The information set forth in Item 2(a) above is incorporated herein by reference.

        Pursuant to Instruction C to Schedule TO, the following persons are the executive officers and directors of the Company.

Name	Position
David T. Hamamoto	Chairman and Chief Executive Officer
Albert Tylis	President
Daniel R. Gilbert	Chief Investment and Operating Officer
Debra A. Hess	Chief Financial Officer
Ronald J. Lieberman	Executive Vice President, General Counsel, and Secretary
Daniel D. Raffe	Executive Vice President
Preston Butcher	Director
Stephen E. Cummings	Director
Judith A. Hannaway	Director
Oscar Junquera	Director
Wesley D. Minami	Director
Louis J. Paglia	Director
Sridhar Sambamurthy	Director

        The address and telephone number of each director and executive officer is: c/o NorthStar Realty Finance Corp., 399 Park Avenue, 18th Floor, New York, New York, 10022, (212) 547-2600.

Item 4.    Terms of the Transaction.

(a)   Material Terms.

        (i) - (iii), (v) - (viii), (xi), (xii) The information under the headings "Summary," "The Exchange Offer," and "Material U.S. Federal Income Tax Considerations" in the Registration Statement is herein incorporated by reference.

        (iv), (ix), (x) Not applicable.

(b)   Purchases.

        The Company does not believe that any Old Notes are owned by any officer, director or affiliate of the Company or the Operating Partnership and therefore no Old Notes will be purchased by the Company or the Operating Partnership from any such persons in the Exchange Offer.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

(e)   Agreements Involving the Subject Company's Securities.

        The information under the heading "The Exchange Offer" in the Registration Statement is incorporated herein by reference.

        The Old Notes were issued pursuant to an Indenture, dated as of March 9, 2011, among NorthStar Realty Finance Limited Partnership, as Issuer, NorthStar Realty Finance Corp. and NRFC Sub-REIT Corp., as Guarantors, and Wilmington Trust FSB, as Trustee, which is Exhibit (d)(i) hereto.

        Registration Rights Agreement, dated as of March 9, 2011, among NorthStar Realty Finance Limited Partnership, NorthStar Realty Finance Corp., NRFC Sub-REIT Corp., Citigroup Global Markets Inc. and JMP Securities LLC, which is Exhibit (d)(ii) hereto.

        Dealer Manager Agreement, dated as of February 28, 2014, among the Company, the Operating Partnership and Deutsche Bank Securities Inc., which is Exhibit (d)(iii) hereto.

Item 6.    Purposes of the Transaction and Plans or Proposals.

(a)   Purposes.

        The information under the subheadings "Summary—The Exchange Offer" and "The Exchange Offer—Purpose of the Exchange Offer" in the Registration Statement is incorporated herein by reference.

(b)   Use of Securities Acquired.

        The Old Notes tendered in the Exchange Offer and the guarantees thereon will be cancelled. Upon consummation of the Exchange Offer, the Company will contribute to the Operating Partnership all Old Notes accepted for exchange. The Operating Partnership will then cancel such accepted Old Notes.

(c)   Plans.

  (1)
  None.

  (2)
  None.

  (3)
  None.

  (4)
  None.

  (5)
  None.

  (6)
  None.

  (7)
  None.

  (8)
  None.

  (9)
  The Operating Partnership will amend its agreement of limited partnership to create a new class of preferred partnership units with terms substantially similar to the New Notes and such preferred units will be issued to the Company by the Operating Partnership upon the contribution to the Operating Partnership of Old Notes validly tendered and not validly withdrawn and validly accepted for exchange by the Company in the Exchange Offer.

  (10)
  None.

Item 7.    Source and Amount of Funds or Other Consideration.

(a)   Source of Funds.

        The information under the subheading "The Exchange Offer—Fees and Expenses" in the Registration Statement is incorporated herein by reference. In addition, the Company will pay approximately $575,000 in accrued and unpaid interest assuming the Exchange Offer is fully subscribed by holders of the Old Notes and the Settlement Date is March 31, 2014. The Company will pay these amounts with cash on hand.

(b)   Conditions.

        None.

(d)   Borrowed Funds.

        None.

Item 8.    Interest in the Securities of the Subject Company.

(a)   Securities Ownership.

        To the best knowledge of the Company, no Old Notes are beneficially owned by any person whose ownership would be required to be disclosed by this item.

(b)   Securities Transactions.

        None.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

(a)   Solicitations or Recommendations.

        With respect to solicitations in connection with the Exchange Offer, the information under the subheading "The Exchange Offer—Exchange Agent; Information Agent; Dealer Manager; Other Terms" in the Registration Statement is incorporated herein by reference. In addition, none of the Company, the Operating Partnership, the Dealer Manager, the Exchange Agent or the Information Agent is making any recommendation as to whether noteholders should choose to tender the Old Notes in the Exchange Offer.

Item 10.    Financial Statements.

(a)   Financial Information.

        (1)   The financial statements and other information set forth under Part II of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2013, are, in each case, incorporated by reference herein and may be accessed electronically on the SEC's website at http://www.sec.gov.

        The financial statements for NorthStar Realty Finance Limited Partnership contained in the Registration Statement is incorporated herein by reference.

        The financial statements for NRFC Sub-REIT Corp. contained in the Registration Statement is incorporated herein by reference.

        (2)   None.

        (3)   The information under the headings "Business and Financial Information" and "Ratio of Earnings to Fixed Charges; Ratio of Earnings to Combined Fixed Charges and Preferred Dividends" in the Registration Statement is incorporated herein by reference.

        (4)   At December 31, 2013, book value per share for shares of common stock, par value $0.01 per share, of the Company was $6.20.

(b)   Pro Forma Financial Information.

        The information under the heading "NorthStar Realty Finance Corp. Unaudited Pro Forma Condensed Consolidated Financial Statements" in the Registration Statement is incorporated herein by reference.

Item 11.    Additional Information.

(a)   Agreements, Regulatory Requirements and Legal Proceedings.

        (1)   None.

        (2)   The information under the subheadings "The Exchange Offer—Conditions of the Exchange Offer" and "The Exchange Offer—Exchange Agent; Information Agent; Dealer Manager; Other Terms—Regulatory Approvals" in the Registration Statement is incorporated herein by reference.

        (3)   None.

        (4)   None.

        (5)   None.

(b)   Other Material Information.

        The information contained in the Registration Statement, including the Offer to Exchange, is hereby incorporated by reference.

Item 12.    Exhibits.

Exhibit No.	Description
(a)(1)(i)	Prospectus, dated February 28, 2014 (incorporated by reference to the NorthStar Realty Finance Corp. Registration Statement on Form S-4 (File No. 333-194245) filed February 28, 2014)
(a)(1)(ii)	Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the NorthStar Realty Finance Corp. Registration Statement on Form S-4 (File No. 333-194245) filed February 28, 2014)
(a)(1)(iii)	Notice of Voluntary Offering Instructions (incorporated by reference to Exhibit 99.2 to the NorthStar Realty Finance Corp. Registration Statement on Form S-4 (File No. 333-194245) filed February 28, 2014)
(a)(1)(iv)	Notice of Withdrawal (incorporated by reference to Exhibit 99.3 to the NorthStar Realty Finance Corp. Registration Statement on Form S-4 (File No. 333-194245) filed February 28, 2014)
(a)(2)	None.
(a)(3)	None.
(a)(4)	Incorporated by reference herein as Exhibit (a)(1)(i)
(a)(5)(i)	Press Release, dated February 27, 2014, announcing the intent to commence the Exchange Offer (incorporated by reference to Exhibit 99.1 to the NorthStar Realty Finance Corp. Items 8.01 and 9.01 Current Report on Form 8-K filed February 27, 2014)
(a)(5)(ii)	Press Release, dated February 28, 2014, announcing the commencement of the Exchange Offer (incorporated by reference to Exhibit 99.1 to the NorthStar Realty Finance Corp. Current Report on Form 8-K filed February 28, 2014)
(b)	None.
(d)(i)	Indenture, dated as of March 9, 2011, among NorthStar Realty Finance Limited Partnership, as Issuer, NorthStar Realty Finance Corp. and NRFC Sub-REIT Corp., as Guarantors, and Wilmington Trust FSB, as Trustee (incorporated by reference to Exhibit 4.1 to the NorthStar Realty Finance Corp. Current Report on Form 8-K filed March 9, 2011)
(d)(ii)	Registration Rights Agreement, dated as of March 9, 2011, among NorthStar Realty Finance Limited Partnership, NorthStar Realty Finance Corp., NRFC Sub-REIT Corp., Citigroup Global Markets Inc. and JMP Securities LLC (incorporated by reference to Exhibit 4.4 to the NorthStar Realty Finance Corp. Current Report on Form 8-K filed March 9, 2011)
(d)(iii)	Dealer Manager Agreement, dated as of February 28, 2014, among the Company, the Operating Partnership and Deutsche Bank (incorporated by reference to Exhibit 1.1 to the NorthStar Realty Finance Corp. Registration Statement on Form S-4 (File No. 333-194245) filed February 28, 2014)
(g)	None.
(h)	Opinion of Hunton & Williams LLP (incorporated by reference to Exhibit 8.1 to the NorthStar Realty Finance Corp. Registration Statement on Form S-4 (File No. 333-194245) filed February 28, 2014)

 SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 28, 2014

NorthStar Realty Finance Corp.
By:	/s/ DAVID T. HAMAMOTO Name: David T. Hamamoto Title: Chairman and Chief Executive Officer

 EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Prospectus, dated February 28, 2014 (incorporated by reference to the NorthStar Realty Finance Corp. Registration Statement on Form S-4 (File No. 333-194245) filed February 28, 2014)
(a)(1)(ii)	Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the NorthStar Realty Finance Corp. Registration Statement on Form S-4 (File No. 333-194245) filed February 28, 2014)
(a)(1)(iii)
Notice of Voluntary Offering Instructions (incorporated by reference to Exhibit 99.2 to the NorthStar Realty Finance Corp. Registration Statement on Form S-4 (File No. 333-194245) filed February 28, 2014)
(a)(1)(iv)	Notice of Withdrawal (incorporated by reference to Exhibit 99.3 to the NorthStar Realty Finance Corp. Registration Statement on Form S-4 (File No. 333-194245) filed February 28, 2014)
(a)(2)	None.
(a)(3)	None.
(a)(4)	Incorporated by reference herein as Exhibit (a)(1)(i)
(a)(5)(i)
Press Release, dated February 27, 2014, announcing the intent to commence the Exchange Offer (incorporated by reference to Exhibit 99.1 to the NorthStar Realty Finance Corp. Items 8.01 and 9.01 Current Report on Form 8-K filed February 27, 2014)
(a)(5)(ii)
Press Release, dated February 28, 2014, announcing the commencement of the Exchange Offer (incorporated by reference to Exhibit 99.1 to the NorthStar Realty Finance Corp. Current Report on Form 8-K filed February 28, 2014)
(b)	None.
(d)(i)
Indenture, dated as of March 9, 2011, among NorthStar Realty Finance Limited Partnership, as Issuer, NorthStar Realty Finance Corp. and NRFC Sub-REIT Corp., as Guarantors, and Wilmington Trust FSB, as Trustee (incorporated by reference to Exhibit 4.1 to the NorthStar Realty Finance Corp. Current Report on Form 8-K filed March 9, 2011)
(d)(ii)
Registration Rights Agreement, dated as of March 9, 2011, among NorthStar Realty Finance Limited Partnership, NorthStar Realty Finance Corp., NRFC Sub-REIT Corp., Citigroup Global Markets Inc. and JMP Securities LLC (incorporated by reference to Exhibit 4.4 to the NorthStar Realty Finance Corp. Current Report on Form 8-K filed March 9, 2011)
(d)(iii)
Dealer Manager Agreement, dated as of February 28, 2014, among the Company, the Operating Partnership and Deutsche Bank (incorporated by reference to Exhibit 1.1 to the NorthStar Realty Finance Corp. Registration Statement on Form S-4 (File No. 333-194245) filed February 28, 2014)
(g)	None.
(h)	Opinion of Hunton & Williams LLP (incorporated by reference to Exhibit 8.1 to the NorthStar Realty Finance Corp. Registration Statement on Form S-4 (File No. 333-194245) filed February 28, 2014)

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in the Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
SIGNATURES
EXHIBIT INDEX